Pricing Supplement dated August 19, 2025 (To Prospectus dated January 19, 2024 and Prospectus Supplement dated January 22, 2024)	Rule 424(b)(2) Registration No. 333-276616

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B – Fixed Rate/Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236TNP6

Principal Amount (in Specified Currency): $400,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Initial Trade Date: August 19, 2025

Original Issue Date: August 25, 2025

Stated Maturity Date: August 25, 2027

Interest: The Notes will initially bear interest at a fixed rate of 4.50% per annum from and including the Original Issue Date to but excluding February 25, 2026 (the “Fixed Rate Period”). From and including February 25, 2026 to but excluding the Stated Maturity Date (the “Floating Rate Calculation Period”), the Notes will bear interest at Compounded Daily SOFR plus the Spread, subject to the Minimum Interest Rate.

Interest Payment Dates: Quarterly, on each February 25, May 25, August 25 and November 25, commencing on November 25, 2025 and ending on the Stated Maturity Date.

Issue Price: 100.00%

Net Proceeds to Issuer: 99.90% of Principal Amount

Agent’s Discount or Commission: 0.10% of Principal Amount.  The Agent or its affiliates have entered or will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.

Agent: Mizuho Securities USA LLC

Agent’s Capacity: Principal

Initial Interest Rate: 4.50% per annum

Interest Rate Basis: Compounded Daily SOFR (during the Floating Rate Calculation Period)

Spread (+/-): + 0.50%

Spread Multiplier: N/A

Maximum Interest Rate: N/A

Minimum Interest Rate: 0.00% per annum

Initial Interest Reset Date: February 25, 2026. The initial interest rate during the Floating Rate Calculation Period will be based on Compounded Daily SOFR determined as of May 18, 2026 plus the Spread, subject to the Minimum Interest Rate, accruing from February 25, 2026.

Interest Reset Dates: Each Interest Payment Date beginning on the Initial Interest Reset Date. The interest rate in effect on each day during an Interest Period during the Floating Rate Calculation Period will be the interest rate determined on the Interest Determination Date immediately preceding the Interest Payment Date for that Interest Period.

Interest Reset Period: Quarterly

Interest Reset Cutoff Date: N/A

Interest Determination Date: For each Interest Period during the Floating Rate Calculation Period, the fifth U.S. Government Securities Business Day preceding the Interest Payment Date for that Interest Period

Lookback Number: Five

Interest Period: The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to but excluding the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date)

Day Count Convention: 30/360

Business Day Convention: Modified following, unadjusted

Business Days: New York

Redemption: N/A

Redemption Dates: N/A

Notice of Redemption: N/A

Repayment: N/A

Optional Repayment Date(s): N/A

Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 with $1,000 increments thereafter

Form of Note: Book-entry only

Calculation Agent: Deutsche Bank Trust Company Americas

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RISK FACTORS

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. Floating rate notes are not an appropriate investment for investors who are unsophisticated with respect to the specific procedures used to determine the interest rate of such notes. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement, before making a decision to invest in the Notes.

Risks Related to the Notes

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 4.50% per annum during the Fixed Rate Period and Compounded Daily SOFR plus 0.50% following February 25, 2026. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Whether the Notes will be treated as providing for a single qualified floating rate (“QFR”) or as providing for a single fixed rate followed by a QFR, however, will depend upon the facts at the time of issuance of the Notes. If the Notes are treated as providing for a single QFR, the rules described under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes – Floating Rate Notes that Provide for a Single Variable Rate” in the accompanying Prospectus Supplement will apply. Under those rules, all interest payments on the Notes will be treated as “qualified stated interest” (“QSI”), and the Notes will not be treated as issued with original issue discount (“OID”).

If the Notes are treated as providing for a single fixed rate followed by a QFR, under the Treasury Regulations applicable to variable rate debt instruments the Notes may be treated as issued with OID, and the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes – Floating Rate Notes that Provide for Multiple Rates” in the accompanying Prospectus Supplement will apply.

The Notes may be issued with OID. However, whether the Notes are issued with OID, and the amount thereof, will be determined as of the issue date. For the QSI and the amount of OID (if any) on a Note, please contact Toyota Motor Credit Corporation at tmcc_structured_notes@toyota.com, tfs_treasury_operations@toyota.com, (469) 486-9013.

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For other U.S. federal income tax consequences of owning and disposing of the Notes, both U.S. and non-U.S. investors in the Notes should review the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.” Investors in the Notes should also consult their tax advisers regarding the U.S. federal income tax consequences of the ownership of the Notes in their particular circumstances, as well as any state, local, non-U.S. or other U.S. federal taxes that may be relevant to their ownership of the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Mizuho Securities USA LLC has entered or will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the Secured Overnight Financing Rate (SOFR) in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Mizuho Securities USA LLC.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”), as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated January 19, 2024 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-276616) filed with the Securities and Exchange Commission on January 19, 2024.

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